Exhibit 99.3

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

Approval by the CNMV of offer by Imperial Tobacco Group PLC for Altadis, S.A.

Imperial Tobacco Group PLC (“Imperial Tobacco”) today announces the approval of its all cash offer (the “Offer”) for the entire issued share capital of Altadis, S.A. (“Altadis”) by the Comisión Nacional del Mercado de Valores (“CNMV”), the Spanish Securities and Exchange Commission.

THE OFFER

The Offer, which was announced on 18 July 2007, is €50 per Altadis share.

In summary, the Offer is subject to the fulfilment of the following conditions:

•                                80% of the share capital of Altadis being tendered in acceptance of the Offer; and

•                                Altadis’ shareholders resolving to amend Altadis’ bye-laws at an extraordinary general meeting to remove the limitation on the number of votes that Altadis’ shareholders can cast at a general meeting of shareholders (the “Voting Restriction”).

Imperial Tobacco reserves the right, where legally able, to waive any condition to the Offer in whole or in part. The full terms and conditions of the Offer are set out in Imperial Tobacco’s offer document dated 30 October 2007. A copy of Imperial Tobacco’s offer document, together with a summary, will be available for inspection on Imperial Tobacco’s website (www.imperial-tobacco.com) on Thursday, 8 November 2007.

TIMETABLE

The acceptance period for the Offer will commence on 12 November 2007 and is expected to close on 11 January 2008.

Altadis has agreed to convene an extraordinary general meeting of its shareholders in relation to the removal of the Voting Restriction as soon as reasonably practicable and by no later than 10 days after the date on which the acceptance period for the Offer commences. Under Spanish law, there must be a minimum period of one month between the date on which the meeting is convened and the date of the meeting.

Enquiries

Imperial Tobacco
Alex Parsons (Group Media Relations Manager)	Tel: +44 (0) 7967 467241
Simon Evans (Group Press Officer)	Tel: +44 (0) 7967 467684
John Nelson-Smith (Investor Relations Manager)	Tel: +44 (0) 7919 391866

Citi	Tel: +44 (0) 20 7986 4000
(lead financial adviser to Imperial Tobacco)
Ian Carnegie-Brown
Ian Hart
Mark Todd
Manuel Falco	Tel: +34 (0) 91 538 4411

Hoare Govett	Tel: +44 (0) 20 7678 8000
(joint corporate broker to Imperial Tobacco)
Hugo Fisher
Paul Nicholls

Lehman Brothers (financial adviser to Imperial Tobacco)	Tel: +44 (0) 20 7102 1000
Ludovico del Balzo
Adrian Fisk

Morgan Stanley	Tel: +44 (0) 20 7425 5000

(financial adviser and joint corporate broker to Imperial Tobacco)
Gavin Macdonald
Paul Baker

Banco Santander	Tel: +34 (0) 91 289 3371

(financial adviser to Imperial Tobacco)

Filipe Ribeiro-Ferreira

Georg Orssich

Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander respectively nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com